August 31, 2007

Mr. Patrick Gillmore
US Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, DC 20549-4561

RE:	UC HUB Group. Inc. (the "Company")

Mr. Gillmore,

Please let this letter stand as our response to your previous correspondence concerning our 10-KSB for the year ended July 31, 2006, our 10-QSB for the period ended April 30, 2006. You should have already received via e-mail the actual amended 10-KSB and 10-QSB for the period ended April 30, 2006, which have been sent to Vintage Filings to be EDGARized.

The reasons for the amendments are as follows.

10-KSB Amendment (FYE 7/31/2007)

1.
We have included a new auditor’s opinion letter concerning the company’s consolidated Statement of Losses, Consolidated Statement of Stockholder’s Equity and the Consolidated Statement of Cash Flows for the years ended July 31, 2006 and 2005. You will note in our prior year’s filing, that an audit was performed by the same auditing firm. Therefore, it was simply a clerical error in the letter sent to us by our auditor.

2.	We have amended the filing to only include what is required under 310(a) of Regulation S-B.
3.	We have corrected an error in the Statement of Equity to include only the prior two years.
4.
We have corrected the 2005 comparison income numbers on the Statement of Income. These numbers were reported correctly on the July 31, 2005 10-KSB, and inadvertently misreported on the July 31, 2006 10-KSB.

SB-2

1.	We will make the needed correction in the Prospectus.

10-QSB

1.	We have made the appropriate changes reflective of Section F of Release No. 33-8238 as to disclosure controls.
2.
We have revised our disclosure to acknowledge that our controls and procedures are effective to ensure that the information required to be disclosed under SEC regulations is properly recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that information required to be disclosed in the reports is accumulated and communicated to management, including our CEO and CFO in a timely manner to enable decisions to be made regarding required disclosures as required under EAR 13a-15(e).

3.	We have updated the Statement of Shareholder’s Equity to reflect the same changes we made to out 10-KSB for the FYE 7/31/2007.
Should you have any questions please contact David Ostrower, with whom I believe you have had prior contact. He can be reached at 954-778-1207.

We further acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of United States.

Sincerely,

/s/ Larry D. Wilcox
Larry D. Wilcox, CEO